FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 31, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: October 31, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 03-20 October 30 , 2003

THIRD QUARTER 2003 FINANCIAL RESULTS

(all figures in United States dollars unless otherwise indicated)

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") is pleased to report the Company's Unaudited Third Quarter 2003 Financial Results.

Highlights

  Optimization study improves the financial performance and accelerates the expansion of  the Kisladag Project, Turkey

  Kisladag reserves increase to 5.1 M ounces

  $55.3 M equity raised

  Convertible debt retired  -  Company is debt free and production is unhedged

  $85.2 M cash balance

  Streamlined permitting process approved in Turkey

  China National Gold agreement

Financial Results

The Company continued to strengthen its balance sheet and asset base in the 3rd Qtr 2003.  Completion of a Cdn$77.5 M (US$55.3 M) equity financing in August and early redemption of the 8.25% convertible debenture in September removed Eldorado's final debt obligations.  The Company is totally debt free, hedge free and holding $85.2 M in cash. The shaft deepening at our Sao Bento Mine ("Sao Bento") continues on schedule utilizing cash generated by the operation to fund the capital cost of this project.  An Optimization Study for the Kisladag Project, Turkey ("Kisladag") was completed in the quarter which accelerated the expansion of the Kisladag Mine to full production levels three years earlier than originally planned in the Feasibility Study with improved financial returns.  The August 25, 2003 financing allows the Company to implement the Optimization Study without recourse to project debt financing.

Eldorado's 3rd Qtr. 2003 Unaudited Financial Results report a net loss for the quarter of $1.3 M ($0.01 per share) and nine months net income of $3.5 M ($0.01 per share) compared to a profit in the 3rd Qtr. of $1.4 M ($0.01 per share) and a nine month profit of $3.4 M ($0.03 per share) in 2002.  The Company's negative financial results for the 3rd Qtr of 2003 were mainly driven by higher costs of $0.6 M, a loss of

$0.5 M in foreign exchange, an accounting loss of $0.2 M on the early redemption of the 8.25% convertible debentures.  Eldorado currently holds $85.2 M in cash, of this amount 40% is held in Canadian dollars.

In the 3rd Qtr. 2003 gold revenues were $9.4 M with nine month gold revenues of $27.6 M compared to 3rd Qtr. $8.4 M and nine months of $23.8 M in 2002.  The increased gold revenues result from the sale of 24,850 ounces of gold at a realized price of $358 per ounce (excluding a hedging gain of $560) compared to a sale of 24,529 ounces of gold at a realized price of $305 per ounce (excluding a hedging gain of $927) in 2002.   Cash flow for the 3rd Qtr. 2003 from operating activities was  $1.8 M with nine months of $3.1 M compared to 3rd Qtr. $4.4 M and nine months of $6.1 M in 2002.

The Sao Bento Mine, Brazil

In the 3rd Qtr. 2003 Sao Bento produced 23,327 ounces of gold at a cash operating cost of $245 per ounce compared to 28,469 ounces at a cash operating cost of $185 in the 3rd Qtr. of 2002.  Gold production in the nine months of 2003 was 71,930 ounces at a cash operating cost of $231 per ounce, consistent with the 2003 plan to produce 95,000 ounces at a cash operating cost of $230/oz.  Contributing to the lower production rate is the shaft deepening project which is on schedule and is planned for completion in the 1st Qtr. 2005.  Gold production will be negatively impacted over the construction period when compared to historic production rates as Sao Bento manages the removal of additional waste material caused by the shaft deepening.  Contributing to the higher cash costs are the interference to mining operations caused by construction, the continued increase in haulage distance below the present shaft bottom, increased labour costs and the appreciation of the Brazilian currency.  During the 3rd Qtr. Sao Bento Mine management successfully negotiated the renewal of the annual labour contract without disruption and received a renewal of the Operating License from the State Environmental Agency (FEAM).

Kisladag Project, Turkey

In the 3rd Qtr. an Optimization Study was completed clearly establishing the financial advantage to accelerate the ramp up of the project to full production levels.  The Project is now being developed accordingly with average annual gold production of 246,000 ounces planned to occur in the second year of operation.

The final infill drilling of 7,057 meters completed in the 3rd Qtr. resulted in a considerable increase to both the resource and reserves and an accompanying beneficial reduction of the strip ratio.  Proven and probable reserves increased to 5.1 M ounces whilst the strip ratio has reduced to 0.8.

In September, the Turkish Ministry of Health released changes in regulations relating to the permitting of industrial activities which significantly reduce and simplify the remaining permitting requirements for the Kisladag Project and will benefit subsequent mine permitting in Turkey.

The changes eliminate the Trial Operating Permit  which was previously required following completion of construction and prior to the commencement of operations.  In addition the Operating (Opening) Permit which was previously granted one year after the Trial Operating Permit is now granted prior to the commencement of construction.

The Company continues to make consistent progress in completing the remaining permitting for the project, with the application for the Establishment Permit submitted to the Ministry of Health ("MOH") in the 3rd Qtr.  The Company anticipates receiving approval of its application from the MOH in

November leaving only the Opening and Construction Permits outstanding.  The Company presently anticipates completing all remaining permitting in the 1st Qtr. 2004.

Corporate Developments

In September the Company signed a Framework Agreement with the China National Gold Group Corporation ("CNGC") whereby the Company was granted the exclusive right to review certain mining operations and exploration projects owned by CNGC and review third party mining operations and exploration projects in China that may be of interest to both Eldorado and CNGC.

Commented Paul Wright, President and Chief Executive Officer.  "We are extremely pleased with our progress on all fronts.  Sao Bento continues to operate consistent with our planned expectations for 2003.  In Turkey, the change in the permitting of mining projects is very positive for both Kisladag and Efemcukuru.   We continue to make excellent progress in concluding our outstanding permits with continued assistance and encouragement from the regulatory agencies and local communities.

Our partnering approach to exploring new business opportunities in China provides us with efficient access to one of the world's most prospective gold regions in a period in which the Chinese government is actively creating the appropriate environment for foreign participation in mining."

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

"Paul N. Wright"

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to "Narrative Description of the Business - Risk Factors" in the Company's Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado's properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities.

Eldorado Gold Corporation's shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact: Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1.888.353.8166 Fax: 604.687.4026 Email: nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com

September 30, 2003	Report to Shareholders
Suite 920, Guinness Tower 1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)	September 30,	September 30,	December 31,
	2003	2002	2002

	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$85,195	$9,078	$37,627
Restricted cash	-	1,011	-
Accounts receivable	2,496	1,436	1,380
Inventories	6,327	6,277	5,866
	94,018	17,802	44,873

Property, plant and equipment	61,876	63,183	62,103
Mineral properties and deferred development	35,881	32,184	32,958
Investments and advances	115	122	108
Other assets and deferred charges	-	878	90
	$191,890	$114,169	$140,132

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$8,931	$7,442	$8,225
Current debt	-	2,200	-
	8,931	9,642	8,225

Provision for reclamation costs	3,467	3,467	3,467
Deferred gain	82	2,743	1,957
Future income taxes	236	188	196
Convertible debentures	-	6,758	6,796

	12,716	22,798	20,641

SHAREHOLDERS' EQUITY
Share capital (Note 4)	422,563	336,633	366,046
Contributed surplus	1,094	-	-
Equity portion of convertible debentures	-	1,094	1,094
Deficit	(244,483)	(246,356)	(247,649)
	179,174	91,371	119,491
	$191,890	$114,169	$140,132

Approved by the Board	Approved by the Board

"Robert Gilmore"	"Paul Wright"

Director	Director

Eldorado Gold Corporation
Consolidated Statements of Operations and Deficit
(Expressed in thousands of U.S. dollars except per share amounts)
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
		(Note 3)		(Note 3)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue
Gold sales	$9,449	$8,411	$27,637	$23,782
Interest and other income	392	2,198	1,000	5,334
	9,841	10,609	28,637	29,116
Expenses
Operating costs	6,052	4,715	16,887	13,565
Depletion, depreciation and amortization	2,538	2,432	7,486	7,315
General and administrative	1,035	827	3,064	2,230
Exploration expense	519	633	1,139	901
Interest and financing costs	189	237	569	947
Loss on repayment of convertible debenture	227	-	227	-
Conversion of convertible debenture	-	-	-	(463)
Foreign exchange (gain) loss	484	150	(4,252)	237
	11,044	8,994	25,120	24,732

Profit (loss) before the undernoted items	(1,203)	1,615	3,517	4,384

Writedown of property, plant and equipment	-	(359)	-	(555)
Writedown of investments and advances	48	-	(46)	-

Profit (loss) before income taxes	(1,155)	1,256	3,471	3,829

Taxes
Current	(104)	118	(305)	(400)

Net income (loss) for the period	$(1,259)	$1,374	$3,166	$3,429

Deficit at the beginning of the period:
As previously reported	(243,224)	(247,730)	(247,649)	(249,375)
Change in accounting policy (Note 3)	-	-	-	(410)
As restated	$(243,224)	$(247,730)	$(247,649)	$(249,785)

Deficit at the end of the period	$(244,483)	$(246,356)	$(244,483)	$(246,356)

Weighted average number
of shares outstanding	223,018,742	172,294,114	215,291,902	137,403,755

Basic and Diluted Income (loss) per share - U.S.$	$(0.01)	$0.01	$0.01	$0.03
Basic and Diluted Income (loss) per share - CDN.$	$(0.01)	$0.02	$0.02	$0.05

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts) Eldorado Gold Corporation
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2003	2002	2003	2002
		(Note 3)		(Note 3)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income (loss) for the period	$(1,259)	$1,374	$3,166	$3,429
Items not affecting cash
Depletion, depreciation and amortization	2,538	2,432	7,486	7,315
Writedown of property, plant and equipment	-	359	-	555
Interest and financing costs	41	39	127	139
Loss on repayment of convertible debenture	227	-	227	-
Gain on conversion of convertible debenture	-	-	-	(463)
Write down of investments and advances	(48)	-	46	-
Amortization of hedging gain	(560)	(927)	(1,875)	(2,764)
Amortization of financing fees	-	9	-	59
Foreign exchange (gain) loss	326	1,450	(5,163)	1,940
	1,265	4,736	4,014	10,210
(Increase) in accounts receivable	(237)	2,304	(1,116)	1,529
(Increase) decrease in inventories	(134)	(387)	(461)	(836)
(Decrease) Increase in accounts payable and accrued liabilities	921	(2,236)	706	(4,827)

	1,815	4,417	3,143	6,076
Cash flow from investing activities
Property, plant and equipment	(2,804)	(1,095)	(7,169)	(4,059)
Proceeds from disposals of property, plant and equipment	-	-	-	50
Mineral properties and deferred development	(1,227)	(756)	(2,923)	(1,511)
Investments and advances	-	-	(136)	-
Proceeds from disposals of investments and advances	91	-	91	-
Restricted cash	-	(3)	-	(536)

	(3,940)	(1,854)	(10,137)	(6,056)
Cash flow from financing activities
Repayment of long-term debt	-	(850)	-	(12,204)
Repayment of convertible debentures	(7,150)	-	(7,150)	-
Issue of common shares:
Voting - for cash	53,356	555	56,517	18,553
Other assets and deferred charges	-	-	-	(114)

	46,206	(295)	49,367	6,235

Foreign exchange gain (loss) on cash held in foreign currency	(324)	(1,456)	5,195	(1,929)

Net Increase (decrease) in cash and cash equivalents	43,757	812	47,568	4,326

Cash and cash equivalents at beginning of the period	41,438	8,266	37,627	4,752

Cash and cash equivalents at end of the period	$85,195	$9,078	$85,195	$9,078

Supplemental cash flow information
Interest paid	$246	$69	$541	$624
Income tax paid	$-	$245	$15	$304

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

1.

Nature of Operations

Eldorado Gold Corporation ("Eldorado", "the Company") is engaged in gold mining and related activities, including development,  extraction, processing, reclamation and exploration. Gold, the primary product, is produced in Brazil and exploration activities are carried on in Brazil and Turkey.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable.  The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.  The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off and do not necessarily represent present or future values.

2.

Significant Accounting Policies

Basis of presentation

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the company.

These financial statements follow the same accounting policies and methods of application as the most recent annual financial statements of the company.

Earnings (loss) per share

Earnings or loss per common share is calculated using the weighted average number of common shares outstanding during each period. Diluted earnings or loss per common share is calculated using the treasury stock method which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use the proceeds to purchase its common shares at their average market price during the period.

3.

Change in Accounting Policy

The Company has changed its method of recording revenue to recording sales when the goods have been delivered and title passes to the purchaser. Previously the Company recorded revenue on a production basis at the net realized value of dore sales. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement on prior period financials are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

3.   Change in accounting policy (continued)

Income Statement	Three months	Nine months
	ended	ended
	September	September
	2002	2002
	(Unaudited)	(Unaudited)

Revenue before change	$ 9,666	$ 24,881
Change in accounting policy	(1,255)	(1,099)
Revenue after change	$ 8,411	$ 23,782

Operating costs before change	$ 5,385	$ 13,851
Change in accounting policy	(670)	(286)
Operating costs after change	$ 4,715	$ 13,565

Net Income before change	$ 1,959	$ 4,242
Change in accounting policy	(585)	(813)
Net Income after change	$ 1,374	$ 3,429

Basic and Diluted income (loss) per share before change - U.S.$	0.01	0.03
Change in accounting policy	-	-
Basic and Diluted income (loss) per share after change - U.S.$	0.01	0.03

Balance Sheet	Sept. 30,	Dec. 31,
	2002	2002
	(Unaudited)

Accounts receivable before change	$ 3,317	$ 3,513
Change in accounting policy	(1,881)	(2,133)
Accounts receivable after change	$ 1,436	$ 1,380

Inventories before change	$ 5,619	$ 4,923
Change in accounting policy	658	943
Inventories after change	$ 6,277	$ 5,866

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.

Share Capital

(a)        Authorized and Issued Share Capital

Eldorado's authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value.  The details of the common shares issued and outstanding are as follows:

2003	Shares Issued	Amount

Shares at beginning of the year	206,204,010	$366,046
Shares for exercised stock options	1,815,500	594
Shares for cash consideration - Warrants	5,461,691	3,101
Shares issue costs for cash consideration - Financing	25,000,000	52,822
Shares at September 30, 2003	238,481,201	$422,563

(b)      Share option plan

Effective January 1, 2002, the Company adopted the new standard for accounting for Stock based Compensation.

As at September 30, 2003, the Company has a share option plan as described below.  No compensation expense is recognized for this plan when options are granted pursuant to the plan. Consideration paid for shares on exercise of the share options is credited to share capital.

Stock option plan

The Company established a share option plan (the " Plan") in June 1994.  Admendments to the Plan were approved in June 1995, June 1996 and May 2000.  The Board of Directors administered the Plan whereby from time to time, share option grants were provided for up to a total of 10,200,000 share options to directors, officers, employees, consultants or advisors.

After a review of the corporate governance rules and guidelines established by regulators in Canada and the United States and in consideration of the petitions of institutional and retail shareholders the Company, at the Annual Meeting of Shareholders held on April  30, 2003, asked the shareholders to approve the implementation of a share option plan to provide for grants of options to officers and directors of the Company separate from the Plan.

The shareholders resolved that the Plan be amended to remove the eligibility of directors and officers of the Company for grants of share options under the Plan.  A separate share option plan for Officers and Directors was established (the "D & O Plan").

The Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options to employees, consultants or advisors of the Company. 10,200,000 Common Shares (the "Optioned Shares") are reserved, set aside and made available for issue under and in accordance with the terms of the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options to directors & officers of the Company.  7,000,000 common shares are reserved, set aside and made available for issue under and in accordance with the D & O Plan. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options.  All share options granted under the D & O Plan shall expire not later than tenth anniversary of the date the options were granted.  The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.      Share Capital (continued)

A summary of the terms and status of Company's outstanding options under both plans at September 30, 2003 and the changes for the period ending on that date is presented below:

	Nine month ended
	September 30, 2003
Options	Outstanding	Weighted average
	Options	exercise price - Cdn.$

Outstanding at the beginning of the period	4,425,000	0.58
Granted	1,735,000	2.27
Exercised	(1,815,500)	0.48

Outstanding at the end of the period	4,344,500	1.29

Options exercisable at period end	3,797,833	1.09

The following table summarizes information about share options granted during the nine months ended September 30, 2003.

Options granted - shares		Weighted average exercise price - Cdn. $

	660,000	1.96
	100,000	2.25
	400,000	2.13
	300,000	1.90
	275,000	3.65
	1,735,000	2.27

Stock Options
Range Of Exercise	Number Outstanding At	Weighted-Average Remaining	Weighted Average
Price - Cdn. $	September 30, 2003	Contractual Life (years)	Exercise Price - Cdn $

0.40 to 0.40	200,000	0.23	0.40
0.50 to 0.65	688,000	0.64	0.54
0.70 to 0.80	10,000	1.34	0.80
0.24 to 0.51	235,000	2.93	0.31
0.70 to 1.46	1,576,500	3.48	0.85
1.90 to 3.65	1,635,000	4.48	2.29
0.24 to 3.65	4,344,500	3.22	1.29

Warrants
Conversion Price -	Number Outstanding At	Weighted-Average Remaining	Weighted Average
Cdn. $	September 30, 2003	Contractual Life (years)	Conversion Price - Cdn. $
2.00	14,124,675	0.12	2.00
4.10	12,500,000	0.43	4.10
2.00 to 4.10	26,624,675	0.55	2.99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

4.      Share Capital (continued)

Had the company determined compensation costs on this Plan based on the fair value at the grant dates for those share options, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Net income (loss) for the nine months	As reported	$ 3,166
	Pro Forma	$ 2,524

Basic and Diluted earnings per share	As reported	$ 0.01
	Pro Forma	$ 0.01

The fair values of options included in the pro forma amounts presented above, have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

a) average risk-free interest rate

4.22%

b) expected life

5 years

c) expected volatility

50%

d) expected dividends

nil

5.

Segmented Information

All of Eldorado's operations are related to the gold mining industry. In 2003 and 2002 Eldorado had one producing mine, Sao Bento, and had assets located in North America, South America, Turkey and Australia.

	Three months		Nine months
	ended	ended	ended	ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Gold sales
Sao Bento Mine	$9,449	$8,411	$27,637	$23,782
	9,449	8,411	27,637	23,782

Operating costs
Sao Bento Mine	6,052	4,715	16,887	13,565
	6,052	4,715	16,887	13,565

Depletion, depreciation and amortization
Sao Bento Mine	2,458	2,262	7,373	6,786
	2,458	2,262	7,373	6,786

Corporate expenses, net of interest and other income	(1,623)	814	1,279	1,854
Exploration expense	(519)	(633)	(1,139)	(901)
Write down of property, plant and equipment	-	(359)	-	(555)
Write down of investments and advances	48	-	(46)	-

Profit (loss) before income taxes	(1,155)	1,256	3,471	3,829

Taxes
Current	(104)	118	(305)	(400)

Net income (loss) for the period	$(1,259)	$1,374	$3,166	$3,429

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

5.

Segmented Information (continued)

	Three months ended		Nine months ended
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues by geographic area
North America	$332	$26	$842	$137
South America	9,507	10,583	27,762	28,979
Turkey	2	-	33	-

	$9,841	$10,609	$28,637	$29,116

Net income (loss) by geographic area
North America	$(1,220)	$(1,224)	$2,116	$(2,641)
South America	258	2,700	1,795	6,459
Turkey	(295)	(108)	(695)	(368)
Australia	(2)	6	(50)	(21)
	$(1,259)	$1,374	$3,166	$3,429

	Nine months	Nine months
	ended	ended
	Sept. 30	Sept. 30	December 31
	2003	2002	2002
	(unaudited)	(unaudited)

Segment assets
Sao Bento Mine	$74,002	$75,025	$73,406

Total assets for reportable segments	74,002	75,025	73,406

Mineral properties and deferred development	35,881	32,184	32,958
Other	82,007	6,960	33,768
	$191,890	$114,169	$140,132

Assets by geographic area
North America	$80,877	$6,126	$33,023
South America	74,162	75,136	73,637
Turkey	36,844	32,902	33,468
Australia	7	5	4
	$191,890	$114,169	$140,132

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

6.

Supplementary Cash Flow Information

	Nine months ended	Nine months ended
	Sept. 30	Sept. 30
	2003	2002
	(unaudited)	(unaudited)

Financing activities

Long term debt backend fees accrual	$ -	$ (135)
Increase in long term debt	-	135
Interest accrual on convertible debentures	127	139
Convertible debentures	(127)	1,724
Loss (Gain) on conversion of debenture	-	(463)
Shares to be issued for convertible debenture	-	(1,706)
Equity portion of convertible debenture	-	306

	$ -	$ -

7.

Commitments and Contingencies

Interest on withholding taxes

Sao Bento Mineracao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans.  The Company believes there are no grounds to the claim and will defend its position vigorously.  If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

PRODUCTION HIGHLIGHTS 1

	First Quarter 2003	Second Quarter 2003	Third Quarter 2003	Third Quarter 2002	First Nine Months 2003	First Nine Months 2002
Gold Production
Ounces produced	21,831	26,772	23,327	28,469	71,930	73,134
Cash Operating Cost ($/oz)	215	230	245	185	231	184
Total Cash Cost ($/oz)[2]	222	237	253	189	237	189
Total Production Cost ($/oz)[3]	330	343	375	259	349	285
Realized Price ($/oz - sold) [4]	356	344	358	305	353	302
Sao Bento Mine, Brazil
Ounces produced	21,831	26,772	23,327	28,469	71,930	73,134
Tonnes to Mill	92,104	94,497	93,824	100,185	280,425	286,046
Grade (grams / tonne)	9.55	8.95	9.31	8.87	9.27	9.30
Cash Operating Cost ($/oz)	215	230	245	185	231	184
Total Cash Cost ($/oz)[2]	222	237	253	189	237	189
Total Production Cost ($/oz)[3]	330	343	375	259	349	285

1

Cost figures calculated in accordance with Gold Institute Format

2

Cash Operating Costs plus royalties and the cost of off-site administration.

3

Total Cash Cost plus depreciation, amortization and reclamation.

4

Excludes amortization of deferred gain.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation ("Eldorado", the "Company" or "we") are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Summary

Consolidated net earnings for the three months ended September 30, 2003 and three months ended September 30, 2002 was a loss of $1,259 ($0.01 per share), compared with a profit of $1,374 ($0.01 per share).

In the nine months and the third quarter of 2003, Eldorado's net earnings were impacted by foreign currency exchange gains of $4,252 (2002-$237 in exchange loss) and a foreign exchange loss of $484 (2002 - $150), respectively.  The company has cash of $85,195 of which $34,218 or 40% is held in Canadian dollars.  For the nine months of 2003, the Canadian dollar has strengthened to the US dollar from 1.5776 to 1.3499, creating a gain on foreign exchange of $4,978 offset by the strengthening of the Brazilian Real against the US dollar from 3.5356 to 2.9257, resulting in a exchange loss of $680 and a small loss of $46 due to the Australian dollar strengthening against the U.S. dollar. During the third quarter 2003, the Canadian dollar weakened from 1.3475 to 1.3499 resulting in a exchange loss for the 3rd quarter of $80 and $404 exchange loss during the third quarter 2003 due to the Brazilian Real weakening from 2.8428 to 2.9257.

Cash flow from operations decreased by $2,933 and $2,602 to $3,143 and $1,815 in the nine months and third quarter of 2003, compared with $6,076 and $4,417 in the corresponding periods in 2002.  The decrease primarily reflects an increase in the cash operating costs, non mine operating costs (including exploration and resource development). The company ended the period with $85,195 in cash and short-term investments.

The company completed a financing of 25,000,000 units at CDN$3.10 per unit for gross proceeds of CDN$77,500 -U.S.$55,320. The company received at closing CDN $74,400 - U.S.$53,109 of the gross receipts. The net proceeds of the offering will be used to complete the construction of the Kisladag Mine in Turkey and for general corporate purposes. Based on the anticipated exercise of the Cdn$2.00 warrants expiring December 23, 2003 the company expects to have adequate funding for its capital needs.

The company redeemed its outstanding convertible debt of $7,150 on September 29, 2003 for $7,395 including $245 of interest.  The redemption of this debt eliminated all outstanding indebtedness of the company.

Eldorado realized an average price of $353 per ounce of gold sold in the nine months of 2003 and $358 per ounce of gold in the third quarter of 2003 versus the average spot prices of $354 and $363 per ounce.  The company remains totally unhedged.

Gold production in the nine months of 2003 was 71,930 ounces; a decrease of 1.6% compared with the prior year period due to the shaft-deepening project at the Sao Bento Mine.  The shaft-deepening project is on schedule and is planned for completion in the first quarter of 2005.  Gold production will be negatively impacted over the construction period compared to historic production rates as the operation manages the removal of additional waste caused by the shaft deepening.  The company continues to forecast gold production for 2003 and 2004 of 95,000 ounces of gold.

Compared to the prior year nine months period, Eldorado Gold's cash cost and total costs increased by 25% and 22% to $231 and $349 per ounce of gold.  The increase in unit cost is attributable to the increased haulage obtained below the existing shaft bottom, decrease in gold production and a strengthening of the Brazilian currency.

Eldorado completed a Kisladag optimization study in the 3rd quarter.  The study, based on identical geological resources, mineable reserve and metallurgical recoveries incorporated in the Feasibility Study, has successfully demonstrated the opportunities to both improve the financial performance of the Project and accelerate the expansion of the Project to full production levels.  The accelerated ramp up to full production in year 2 will form the base plan for the Project going forward. In the third quarter the company announced an increase in the gold reserve base at its Turkish Kisladag development project by 521,000 ounces.  The drilling program increased minable reserves by 11% for total reserves of 5.1 million ounces. Construction of the Kisladag project is anticipated to cost $58,800 with expenditures beginning after receipt of permitting which is expected in the 1st Quarter of 2004.

During the 3rd quarter the company signed a Framework agreement with the China National Gold Group Corporation ("CNGC"), whereby Eldorado was granted the exclusive right to review certain mining operations and exploration projects owned by CNGC.

As at September 30, 2003, the Company had 238,481,201 Common Shares outstanding.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Third Quarter 2003 Financial Performance

Eldorado's unaudited net income for the third quarter of 2003 was a loss of $1,259 ($0.01 per share) compared to a profit of $1,374 ($0.01 per share) in the third quarter of 2002.  The Company's negative financial results for the third quarter of 2003 was mainly driven by a loss of $484 in foreign exchange, a loss of $227 on the redemption of the convertible debentures, higher production costs of $521 and other costs of $27.  The loss on foreign exchange is a result of the Brazilian real  weakening versus the US dollar.  The Brazilian real in the 3rd quarter weakened from 2.8428 to 2.9257 as at September 30, 2003.

As the U.S. dollar has weakened against most currencies the company has adopted a natural hedge position regarding currency hedging.  The company is currently holding 40% of its cash in Canadian dollars.  As the US dollar weakens against the Canadian dollar the company records a gain on its Canadian dollar holdings.  The offset is that as the US dollar weakens against the Brazilian Real and Turkish lira an increase in cost at our operations occurs.  It is the strategy of the company to manage the gain in Canadian dollars to offset the loss of increased costs in Brazil and Turkey

For the third quarter 2003 gold revenues were $9,449 compared to $8,411 for the third quarter of 2002. The increased revenues are the result of the sale of 24,850 ounces of gold at a realized price of $358 per ounce (excluding a total hedging gain of $560) compared to sale of 24,529 ounces of gold at a realized price of $305 per ounce (excluding a total hedging gain of $927 in 2002). Interest and other income for the 3rd Quarter of 2003 and nine months of 2003 have dropped when compared to the similar period of 2002. This reduction reflects the receipt of business interruption insurance in connection with the completion of the #2 Autoclave repair in 2002.

Eldorado's unaudited net income for the first nine months of 2003 was a profit of $3,166 ($0.01 per share) compared to $3,429 ($0.03 per share) in the first nine months of 2002.  The Company's positive financial results for the nine months of 2003 was mainly driven by a gain of $4,252 in foreign exchange compared to loss on foreign exchange of $237 in the first nine months of 2002. The gain on foreign exchange is a result of the Canadian dollar strengthening versus the US dollar. At September 30, 2003, Eldorado held $85,195 in cash; of this amount 40% is held in Canadian dollars.

For the first nine months 2003 gold revenues were $27,637 compared to $23,782 for the first nine months of 2002. The increase in revenues is the result of the sale of 73,072 ounces of gold at a realized price of $353 per ounce (excluding a total hedging gain of $1,875) compared to sale of 69,697 ounces of gold at a realized price of $302 per ounce (excluding a total hedging gain of $2,764 in 2002).

Sao Bento

In the third quarter of 2003, Sao Bento Mine produced 23,327 ounces of gold at cash costs of $245/oz. compared to 28,469 ounces at cash costs of $185/oz. in the third quarter of 2002.  Lower gold production in the quarter compared with the previous year reflects the revised production schedule necessitated by the Shaft Deepening Project underway.  The development necessary to complete this project impacts the mine's ability to produce at normal rates and will continue to affect the mine's production until the deepening shaft is commissioned in Q1 2005.   Lower gold production has in turn caused an increase in our cash costs per ounce ($245/oz. in the 3rd quarter of 2003 vs. $185/oz. in the 3rd quarter of 2002).  Also contributing to higher cash costs was the appreciation of the Brazilian currency, the Real, during 2003. The Real closed the first nine months of 2003 trading at 2.92 per US dollar, which represents an appreciation of 17% since the beginning of the year.

Given the appreciation of the Brazilian currency and our announcement on April 2, 2003 of our decision to deepen the shaft, which will have an impact on our production schedule during the next 15 months, the Company revised its production and cost forecast for 2003 and 2004. The new forecast calls for a gold production of 95,000 oz in 2003 with cash costs of $230/oz.  Similar levels of production and cash costs are expected for 2004.

Thousands of U.S. dollars except share amounts
	3rd Quarter	3rd Quarter	Nine Months	Nine Months
	2003	2002	2003	2002

Gold Revenue	$9,449	$8,411	$27,637	$23,782
Net Income (loss)	$(1,259)	$1,374	$3,166	$3,429
Net Income per share (loss)	$(0.01)	$0.01	$0.01	$0.03
Cash Flow from operations	$1,815	$4,417	$3,143	$6,076

Interest and other income decreased by $1,806 over the third quarter of 2002, a result of recording $2,065 of cash received from the autoclave repair insurance refund in 2002 offset by higher interest income of $259 in 2003.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Production Sao Bento Mine

Production Highlights (All figures in U.S. Dollars)
	3rd Quarter	3rd Quarter	Nine Months	Nine Months
	2003	2002	2003	2002
Gold Production
Ounces	23,327	28,469	71,930	73,134
Cash Operating Cost ($/oz)	245	185	231	184
Total Cash Cost ($/oz)	253	189	237	189
Total Production Cost ($/oz)	375	259	349	285

Sao Bento Mine, Brazil
Ounces	23,327	28,469	71,930	73,134
Ore tonnes	93,824	100,185	280,425	286,046
Grade (grams/tonne)	9.31	8.87	9.27	9.30
Cash Operating Cost ($/oz)	245	185	231	184
Total Cash Cost ($/oz)	253	189	237	189
Total Production Cost ($/oz)	375	259	349	285

Gold Sold
Ounces	24,850	24,529	73,072	69,697
Realized Price ($/oz)	358	305	353	302

Gold production in the third quarter of 2003 for the Sao Bento mine was 23,327 ounces.  This compares to third quarter 2002 gold production at Sao Bento of 28,469 ounces.  Third quarter 2003 cash costs at Sao Bento were $245 per ounce compared to $185 per ounce in 2002. Higher cash costs were due mainly to lower gold production and costs associated with the shaft deepening project which impact the rate and distance the ore must travel to the shaft and increased manhours.

Royalty and production taxes increased in the 3rd Quarter by $4.00/oz. This increase is a result of higher gold prices and timing of sales. Depletion and Depreciation per ounce has increased as a result of lower production  in the 3rd Quarter 2003 compared to 3rd Quarter 2002.

In the third quarter of 2003 Sao Bento mined 93,824 tonnes of ore at a grade of 9.31 grams per tonne.  This compares to 100,185 tonnes of ore in the third quarter of 2002 at a grade of 8.87 grams per tonne.  With the mine production being drawn from beneath the existing shaft bottom, mining costs increase as a result of increased truck haulage distances.  In order to mitigate this characteristic and enable access to deepen resources the company is proceeding with its plan to deepen its shaft beyond the existing mining operations.

Gold production in the first nine months of 2003 for the Sao Bento mine was 71,930 ounces.  This compares to first nine months 2002 gold production at Sao Bento of 73,134 ounces, or a slight difference of 1.7%. In the first nine months of 2003 Sao Bento mined 280,425 tonnes of ore at a grade of 9.27 grams per tonne.  This compares to 286,046 tonnes of ore mined in the first nine months of 2002 at a grade of 9.30 grams per tonne.

First nine months 2003 cash costs at Sao Bento were $231 per ounce compared to $184 per ounce in 2002. The difference is made up mainly of $14/oz. business interruption and $4/oz inventory credit in 2002, as well as $29/oz. higher mining and processing costs in 2003. Year-to-date cash costs of $231/oz. are in line with our forecast of $230/oz. for 2003.

Sao Bento's reclamation provision has remained the same as the company considers the current accrual sufficient to cover the reclamation expenses. The company has employed an external engineering consulting company to develop a comprehensive study to estimate the closure costs of the Sao Bento Mine. This study is being completed to comply with the Asset Retirement Obligations.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Consolidated Gold Production Cost per Ounce
	3rd Quarter	3rd Quarter	Nine months	Nine Months
	2003	2002	2003	2002

Direct mining expenses	$245	$168	$224	$197
Inventory change	(2)	13	1	(4)
Third party smelting, refining and transportation	5	3	5	3
Vancouver Costs	(3)	1	1	2
By-product credits	-	-	-	-
Business Interruption credit	-	-	-	(14)
Cash operating cost per ounce	$245	$185	$231	$184

Royalties and Production taxes	8	4	6	5
Total cash costs per ounce	$253	$189	$237	$189

Depreciation/Depletion	105	79	103	93
Exchange (Gain)/ Loss	17	(9)	9	3
Reclamation and mine closure	-	-	-	-
Total production costs per ounce	$375	$259	$349	$285

Kisladag

During the third quarter $1,173 was spent on the Kisladag project and $2,790 spent for the nine months ended September 30, 2003. The company in the third quarter completed the infill drilling at Kisladag adding additional reserves and resources to the project.  As at September 30, 2003 the project has 5.1 million reserves and 7.2 million of measured and indicated resources.  Upon receipt of the Environmental Certificate in the 2nd quarter of 2003, the company is working to complete the acquisition of the privately held land   which constitutes approximately 25% of the total land package required for the project.  It is the company's objective to complete the acquisition of the privately held land by the end of the 1st quarter of 2004.   Upon completion of the land acquisition and receipt of the final permits the company plans to commence construction of the Kisladag mine.

An optimization study was completed during the 3rd quarter on the project.  The study, based on the identical geological resources, mineable reserve and metallurgical recoveries incorporated in the feasibility study, has successfully demonstrated the opportunities to both improve the financial performance of the project and to accelerate the expansion of the project to full production levels.  The accelerated ramp up to full production in year 2 will form the base plan for the project going forward. Principal changes that have been incorporated in the optimization study resulting in an improved performance include:

1)

Initial contract mining period reduced from 4 years to 2 years

1)

Initial capital cost increased by $3.6 million provides for owner drill and blast operation to commence in year 1 with mining contractor activities limited to load and haul functions.

2)

Plant expansion to 10 million tonnes per annum ("Mtpa") capacity is completed during year 1 of operations and funded by internally generated cash flows at a cost of $13.5 million.

3)

Owner operated fleet commences production in year 3 utilizing mining fleet purchased in year 2 at a cost of $17.1 million from funds internally generated.

General Administration

General and administrative costs for the third quarter of 2003 were $1,035 (nine months $3,064) compared to $827 (nine months $2,203) for the third quarter of 2002.   The company continues to add to the corporate staff as it increases its activities.  Exploration opportunities in China, mine construction in Turkey an additional investor relations will result in higher administrative costs for the remainder of 2003 and 2004.

Exploration

Exploration costs for the third quarter of 2003 were $519 (nine months $1,139) compared to $633 (nine months $901) for the third quarter of 2002 due to increased activities in Brazil and Turkey. The Company continues its exploration program in Turkey and Brazil and is forecasting expenditures for the year in excess of $1.5 million.

In the 3rd quarter Eldorado signed an agreement with China National Gold Group Corporation ("CNGC") to review certain mining operations and exploration projects owned by CNGC. In addition the company and CNGC in conjunction will review third party mining operations and exploration projects in China that may be of interest to both parties. Early in the 4th quarter the company is planning on commencing the China review with both Eldorado and CNGC representatives.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Financial Condition and Liquidity

Cash flow from operating activities

Operations after changes in working capital generated cash flow of $3,143 during the nine months of 2003 compared to $6,076 in the nine months of 2002.  Cash flow from operations has been reduced compared to 2002 as result of higher productions cost at the Sao Bento Mine.  These higher cost are forecasted to continue throughout 2004 as the shaft deepening project progresses.  Completion of the shaft deepening project is planned for 2005 at which time production cost will decrease improving the cash flow from the Sao Bento Mine.

Cash flow from investing activities

Investing activities were $10,137 in the nine months of 2003 compared to $6,056 in the nine months of 2002. Capital expenditures during the nine months of 2003 on property, plant and equipment was $7,169 of which $6,900 related to Sao Bento and $2,923 on mineral properties and deferred development of which $2,790 related to the Kisladag Project and $101 of others. To date $1,032 has been spent on the shaft-deepening project.  For the remainder of 2003 an additional $2,000 of spending is forecast for the deepening project.  The total cost of the project is $12,000 with completion in 2005

Cash flow from financing activities

Financing activities were $49,367 in the nine months of 2003 compared to $6,235 in the nine months of 2002. Increase in cash during the nine months of 2003 was from the August 23, 2003 financing of $52,822 and exercise of employee stock options of $594 and warrants of $3,101 offset by $7,150 redemption of the convertible debentures on September 29, 2003.

Risk Factors

Gold Price Volatility

The profitability of the Company's operations is significantly affected by changes in the gold price.  The gold price can fluctuate widely and is affected by numerous factors beyond the Company's control, including industrial and jewelry demand, inflation and expectations with respect to the rate of inflation, the strength of the U.S. dollar and of other currencies, interest rates, gold sales by central banks, forward sales by producers, global or regional political or economical events, and production and cost levels in major gold-producing regions such as South Africa.  In addition, the gold price is sometimes subject to rapid short-term changes because of speculative activities.  The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  As the amounts produced in any single year constitute a small portion of the total potential supply of gold, typical variations in current production do not necessarily have a significant impact on the supply of gold or its price.

Impact of Hedging Activities

Hedging activities are intended to protect the Company from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time.  Although hedging activities may protect a company against low gold prices, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. Currently the Company has no gold hedges.

Reserve and Resource Estimates

The proven and probable reserve figures set forth by the Company are estimates, and there is no certainty that the indicated levels of gold production will be realized.  Reserve estimates may require revision based on various factors such as actual production experience, market price fluctuations of gold, production costs or recovery rates.  Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. Certain reserve and resource estimates, Efemcukuru, Kaymaz, Kucukdere and Piaba were made before NI 43-101 came into force and may vary materially from estimates made in accordance with NI 43-101.

Production Estimates

Estimates of future production for the Sao Bento Mine and for the Company as a whole are derived from the Company's five-year mining plans.  The plans are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production.  Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed previously, actual ore mined varying from estimates in grade and metallurgical and other characteristics, mining dilution, cave-ins, strikes and other actions by labour at unionized locations, restrictions imposed by government agencies and other factors.  Estimates of production from properties not yet in production or from operations that are to be expanded are based on similar factors (including, in some instances, feasibility studies prepared by Company personnel and/or outside consultants) but it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated. It is not unusual in new mining operations to experience unexpected problems during the start-up phase.  Delays often can occur in the commencement of production.

Management Discussion and Analysis

3rd Quarter ended September 30, 2003 and 2002 (in thousands of U.S. dollars except per share and per ounce amounts)

Risk of Sovereign Investments

Virtually all of the Company's activities and investments are located in foreign countries.  The Company's material foreign investments include operations in Brazil and exploration and development projects in Brazil and Turkey.

These investments are subject to the risks normally associated with conducting business in foreign countries.  Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluation.  Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

In the countries where the Company has operations or conducts exploration and development activities, the relevant governments own the mineral rights or certain portions of such rights.  Such governments have entered into contracts with the Company and its subsidiaries, or granted permits or concessions that enable them to conduct operations or development and exploration activities on such lands.  Notwithstanding such arrangements, the Company's ability to conduct its operations or development and exploration activities on such lands is subject to changes in government policy over which the Company has no control.  If such a change were to occur that affected the right of the Company or any of its subsidiaries to conduct operations or development and exploration activities, it could have a material adverse effect on the results of the Company's operations.

Mining/Operations Risks

The business of gold mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and gold recovery, encountering unanticipated ground or water conditions, cave-ins,  flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavorable operating conditions and bullion losses.  Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability.

Outlook

The company continues to move forward with its Kisladag project.  A decision to commence construction of Phase I is planned for the first quarter of 2004.  The Project has been planned as conventional open pit, heap leach gold mine, constructed and operated in two successive Phases.  A mine production rate of 5 Mtpa of ore has been set for the first year of the mine life ("Phase I").  Annual ore production will increase to 10 Mtpa in 2007, remaining at that level until the end of the mine life ("Phase II").  The estimated capital cost for construction and sustaining the operations over the life of the mine are initial capital of $58,800, expansion capital of $30,700 and sustaining capital of $47,500. The company continues to complete the tasks necessary to enable construction to commence in the first quarter of 2004.

Eldorado completed a $53,109 financing in the third quarter of 2003.  These funds combined with the funds held by the company prior to the financing and the projected conversion of warrants due on December 23, 2003 will leave the company with forecast cash balance at year end of $100,000.  These funds cover the construction costs of the Kisladag project and shaft deepening at Sao Bento Mine.  The company cash projections going forward support completion of Phase II of the Kisladag project and construction of the Efemcukuru Mine in Turkey with internally generated cash.

The company continues to forecast production of 95,000 ounces of gold at cash cost of $230 per ounce for 2003 from our Sao Bento Mine.